UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-28006

ESSENTIAL THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

78 Fourth Avenue

Waltham, MA 02451

(781) 647-5554

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Rights to Purchase Shares of Series A Preferred Stock, par value $0.001 per share

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: none

Pursuant to the requirements of the Securities Exchange Act of 1934 Essential Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 11, 2003	By:	/s/ MARK SKALETSKY
Mark Skaletsky Chief Executive Officer